UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Onvia Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

68338T403

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68338T403

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FELDMAN ROGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

87,438

	6	SHARED VOTING POWER

493,754

	7	SOLE DISPOSITIVE POWER

87,438

	8	SHARED DISPOSITIVE POWER

493,754

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

581,192

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

CUSIP No.	68338T403

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harvey Hanerfeld

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

22,230

	6	SHARED VOTING POWER

493,754

	7	SOLE DISPOSITIVE POWER

22,230

	8	SHARED DISPOSITIVE POWER

493,754

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

515,984

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

Item 1.

(a)	Name of Issuer
Onvia, Inc.

(b)	Address of Issuer’s Principal Executive Offices
509 Olive Way, Suite 400 Seattle, WA 98101

Item 2.

(a)	Name of Person Filing
This schedule is being filed jointly by Roger Feldman and Harvey Hanerfeld (the "Reporting Persons").

(b)	Address of Principal Business Office or, if none, Residence
The address of each of the Reporting Persons is: 3 Bethesda Metro Center, Suite 810 Bethesda, MD 20814

(c)	Citizenship
Each of the Reporting Persons is a United States Citizen.

(d)	Title of Class of Securities
Common Stock $.0001 par value per share.

(e)	CUSIP Number
68338T403

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percent of class: See Attachment A%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2016	By:	/s/ Roger Feldman
Name: Roger Feldman

Date: February 15, 2016	By:	/s/ Harvey Hanerfeld
Name: Harvey Hanerfeld

Footnotes:
Attachment A
With respect to Item 4, Ownership, as of December 31, 2015, Roger Feldman is the beneficial owner of 581,192 shares of Common Stock, constituting 8.1% of the issued and outstanding shares of Common Stock (assuming the exercise of 49,938 options into Common Stock) and Harvey Hanerfeld is the beneficial owner of 515,984 shares of Common Stock, constituting 7.2% of the issued and outstanding shares of Common Stock. Roger Feldman has the sole power to vote or direct the voting of and to dispose and to direct the disposition of the 87,438 shares beneficially owned by him as an individual (assuming the exercise of 49,935 options beneficially held by him). Harvey Hanerfeld has the sole power to vote or direct the voting of and to dispose and to direct the disposition of the 22,230 shares beneficially owned by him as an individual. As the sole member owners of Oliver Street Capital, LLC, a Delaware limited liability company (“Oliver Street”), Mr. Feldman and Mr. Hanerfeld have the shared power to direct the voting and disposition of the 8,386 shares of Common Stock owned by Oliver Street. As the sole managing members of West Creek Capital, LLC, a Delaware limited liability company (formerly West Creek Capital, L.P., a Delaware limited partnership) that is the investment adviser to (i) West Creek Partners Fund L.P., a Delaware limited partnership ("Partners Fund"), and (ii) WC Select L.P., a Delaware limited partnership (“Select”), Mr. Feldman and Mr. Hanerfeld may be deemed to have the shared power to direct the voting and disposition of the 407,502 shares of Common Stock owned by Partners Fund, and the 77,866 shares of Common Stock owned by Select.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)